Dated: [November 1, 1999]


                 CAPITAL CASH MANAGEMENT TRUST
                    SHAREHOLDER SERVICES PLAN

1. The Plan. This Shareholder Services Plan (the "Plan") is the written plan of CAPITAL CASH MANAGEMENT TRUST (the "Trust"), a portfolio of Capital Cash Management Trust, a Massachusetts business trust (referred to herein as the "Business Trust"), adopted to provide for the payment by the Service Shares of the Trust of "service fees" within the meaning of Rule 2830 of the Conduct Rules of the National Association of Securities Dealers, Inc. This Plan applies only to shares of the class denominated Service Shares (regardless of whether such class is so designated or is redesignated by some other name).

Provisions for Service Shares (Part I)

2. Definitions. As used in Part I of this Plan, "Qualified Recipients" shall mean broker-dealers or others selected by Aquila Distributors, Inc. (the "Distributor"), including but not limited to the Distributor and any other principal underwriter of the Trust, who have, pursuant to written agreements with the Trust or the Distributor, agreed to provide personal services to holders of Service Shares and/or maintenance of Service Shares shareholder accounts. "Qualified Holdings" shall mean, as to any Qualified Recipient, all Service Shares beneficially owned by such Qualified Recipient's customers, clients or other contacts. "Administrator" shall mean Aquila Management Corporation, or any successor serving as administrator of the Trust.

3. Certain Payments Permitted. Subject to the direction and control of the Board of Trustees of the Business Trust, the Trust may make payments ("Service Fees") to Qualified Recipients, which Service Fees (i) may be paid directly or through the Distributor or shareholder servicing agent as disbursing agent and (ii) may not exceed for any fiscal year of the Trust 0.25 of 1% of the average annual net assets of the Trust represented by the Service Shares. Such payments shall be made only out of the Trust assets allocable to the Service Shares. For any fiscal year, the amounts paid under the Plan to any Qualified Recipient, when added to any amounts paid to the same Qualified Recipient in respect of the same Qualified Holdings under the Trust's Distribution Plan, shall not exceed in the aggregate 0.25 of 1% of the average annual net asset value of such Qualified
Holdings. The Distributor shall have sole authority with respect to the selection of any Qualified Recipient or Recipients and the amount of Service Fees, if any, paid to each Qualified Recipient, provided that the total such Service Fees paid to all Qualified Recipients may not exceed the amount set forth above and provided, further, that no Qualified Recipient that sells Service Shares may receive more than 0.25 of 1% of the average annual net asset value of Service Shares sold by such Recipient. The Distributor is authorized, but not directed, to take into account, in addition to any other factors deemed relevant by it, the following: (a) the amount of the Qualified Holdings of the Qualified Recipient and (b) the extent to which the Qualified Recipient has, at its expense, taken steps in the shareholder servicing area with respect to holders of Service Shares, including without limitation, any or all of the following activities: answering customer inquiries regarding account status and history, and the manner in which purchases and redemptions of shares of the Trust may be effected; assisting shareholders in designating and changing dividend options, account designations and addresses; providing necessary personnel and facilities to establish and maintain shareholder accounts and records; assisting in processing purchase and redemption transactions; arranging for the wiring of funds; transmitting and receiving funds in connection with customer orders to purchase or redeem shares; verifying and guaranteeing shareholder signatures in connection with redemption orders and transfers and changes in shareholder designated accounts; and providing such other related services as the Distributor or a shareholder may request from time to time. Notwithstanding the foregoing two sentences, a majority of the Independent Trustees (as defined below) may remove any person as a Qualified Recipient. Amounts within the above limits accrued to a Qualified Recipient but not paid during a fiscal year may be paid thereafter; if less than the full amount is accrued to all Qualified Recipients, the difference will not be carried over to subsequent years. Appropriate adjustments shall be made for any part or parts of a fiscal year during which payments under this Part I of the Plan are not accruable or for any fiscal year which is not a full fiscal year.


General Provisions (Part II)

4. Reports. While this Plan is in effect, the Trust's Distributor shall report at least quarterly to the Business Trust's Trustees in writing for their review on the following matters: (i) all Service Fees paid under the Plan, the identity of the Qualified Recipient of each payment, and the purposes for which the amounts were expended; and (ii) all fees of the Trust to the Distributor paid or accrued during such quarter. In addition, if any Qualified Recipient is an "affiliated person," as that term is defined in the Investment Company Act of 1940, as amended (the "1940 Act"), of the Trust, the Administrator, the Distributor, or the investment adviser or sub-adviser of the Trust, such person shall agree to furnish to the Distributor for transmission to the Board of Trustees of the Business Trust an accounting, in form and detail satisfactory to the Board of Trustees, to enable the Board of Trustees to make the determinations of the fairness of the compensation paid to such affiliated person, not less often than annually.

5. Effectiveness, Continuation, Termination and Amendment. This Plan has been approved by a vote of the Trustees, including those Trustees who, at the time of such vote, were not "interested persons" (as defined in the 1940 Act) of the Trust and had no direct or indirect financial interest in the operation of this Plan or in any agreements related to this Plan (the "Independent Trustees"), with votes cast in person at a meeting called for the purpose of voting on this Plan. It is effective as of the date first above written and will continue in effect for a period of more than one year from such date only so long as such continuance is specifically approved at least annually as set forth in the preceding sentence. It may be amended in like manner and may be terminated at any time by vote of the Independent Trustees.

6. Additional Terms and Conditions. (a) This Plan shall also be subject to all applicable terms and conditions of Rule 18f-3 under the 1940 Act as now in force or hereafter amended.

(b) While this Plan is in effect, the selection and nomination of those Trustees of the Trust who are not "interested persons" of the Trust, as that term is defined in the 1940 Act, shall be committed to the discretion of such disinterested Trustees. Nothing herein shall prevent the involvement of others in such selection and nomination if the final decision on any such selection and nomination is approved by a majority of such disinterested Trustees.